Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

May 2, 2014

VIA EDGAR AND E-MAIL

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549-6010

Re:	Heritage Insurance Holdings, LLC

Draft Registration Statement on Form S-1 Submitted February 13, 2014

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 2, 2014

Registration Statement on Form S-1 Filed April 21, 2014

Amendment No. 1 to Registration Statement on Form S-1 Filed April 30, 2014

CIK No. 0001598665

Dear Mr. Riedler:

On behalf of Heritage Insurance Holdings, LLC (the “Company”), set forth below is the Company’s response to comment no. 2 contained in the Staff’s letter to the Company, dated April 29, 2014, relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 57

Comment No. 2

I.	Please explain to us how the four benchmark companies you selected are good examples in terms of size, equity structures and industry focus etc. to validate your increase in valuations.

The Company respectfully advises the Staff that the business and financial profiles of the four benchmark companies were analyzed for relative similarity to those of the Company, and their selection took into account factors such as industry focus, size, growth, profitability, risk and return on investment. Selection of these benchmark companies was also based, in part, on the availability of observable valuation metrics as these companies represent all of the publicly-traded companies with property and casualty insurance operations concentrated primarily, if not

Jeffrey P. Riedler

May 2, 2014

exclusively, in Florida. A summary of key operating and financial metrics for the Company and such benchmark companies is set forth on Exhibit A. As described more fully below, multiples based on the observable valuation metrics relating to the benchmark companies were used to validate the valuation of the Company as of December 31, 2013. Such factors were analyzed and compared to the Company to calculate multiples of the benchmark companies’ operating results relative to observed valuation metrics.

II.	The percent change in the value of the four companies you cited varies from approximately positive 22% to 92% during the 4th quarter of 2013; however, we remain unclear on how the big range in changes among these companies sufficiently suggests a 73% increase in your valuation reasonable for the same period.

The Company respectfully advises the Staff that the average and median of the trading price increases for the benchmark companies during the fourth quarter of 2013 suggest a 65-70% increase in the value of the Company, which is in line with the increase in valuation determined by the Company. In addition, as described more fully below, the Company’s increase in valuation is also supported by an analysis of certain benchmark transactions as well as the value of the cash flow the Company expects to generate in the future (the “Income Approach”).

III.	In addition, the economic factors you cited appear happening over a long period of time and as such, we are unclear how they would be factors primarily explaining the change in your valuation from October 31 to December 31, 2013. Please explain.

The Company acknowledges that certain of the cited economic factors occurred over a longer period of time than October 31, 2013 to December 31, 2013 (the “Applicable Period”); however, the Company notes that the benchmark companies experienced substantial increases in trading prices during the Applicable Period. The Company believes that such increases were due, in part, to the significant positive market commentary and activity surrounding reinsurance pricing in advance of January 1, 2014, which is a critical date in the industry for reinsurance renewals. As the financial results of the Company and the benchmark companies are particularly influenced by reinsurance pricing, the Company believes the favorable market commentary on, and prospects for, reinsurance pricing were key factors driving the increase in valuation of the benchmark companies. In addition, the Company noted a substantial upward movement in trading prices immediately following third quarter earnings announcements for the benchmark companies, which reflected the positive impact of reinsurance pricing on profitability and the absence of any catastrophes during such period. Finally, the end of the hurricane season occurs in the fourth quarter, and valuations further improved as the property and casualty insurers in Florida became exposed to significantly less risk, effectively securing profitability and operating results for the calendar year.

Jeffrey P. Riedler

May 2, 2014

IV.	Please also describe the methods and assumptions used in the valuations. Quantify the assumptions to the extent quantifiable and explain the change in the methods and/or assumptions used in the October 2013 valuation as compared to December 2013 valuation.

The valuation of the Company was based on a blended analysis of the Market Approach and the Income Approach. The methods and the assumptions used in each approach are described more fully below.

Market Approach

The Market Approach indicates the valuation of a company by comparing the subject company to comparable firms in similar lines of business that are publicly-traded, as well reviewing recent transactions in the industry. In its application of the Market Approach, the Company considered the “Benchmark Company Method” and the “Benchmark Transaction Method,” two variations of the Market Approach.

Benchmark Company Method

The Benchmark Company Method analyzed the market prices of shares of common stock of companies engaged in the same or similar line of business as the Company. After identifying and selecting the benchmark companies and performing a comparative analysis of the benchmark companies’ operating results, multiples were calculated relative to observed valuation metrics, such as the market value of equity (“MVE”). The Company then calculated the following multiples for the benchmark companies for the latest twelve month period prior to December 31, 2013 (“LTM”):

•	MVE / GAAP net income; and

•	MVE / GAAP tangible book value of total equity (“TBV”).

The Company selected multiples for its analysis based on the low end multiples observed for the benchmark companies. In arriving at the appropriate multiples, the Company considered the risk that the Company may be unable to achieve substantial growth by executing depopulation transactions and increasing its voluntary policy count at satisfactory pricing, coupled with a short operating history. The increase in the multiples from the October 31, 2013 to December 31, 2013 valuation was considered appropriate due to the increase in observed multiples of the benchmark companies over the same time period. By applying the selected multiples described above to Company’s results as of December 31, 2013, the Company arrived at a range of total equity value of $180 million to $220 million.

Benchmark Transaction Method

The Benchmark Transaction Method indicates the fair value of the invested capital or equity of a business based on exchange prices for controlling interests in actual transactions. The process involves comparison and correlation of the Company with other similar companies that have been acquired in recent transactions.

Jeffrey P. Riedler

May 2, 2014

In the Company’s application of the Benchmark Transaction Method, it analyzed transactions meeting the following criteria: (i) involved U.S. property and casualty insurance companies; (ii) announced between December 31, 2011 and December 31, 2013; (iii) deal values in excess of $100 million; and (iv) closed as of December 31, 2013. The Company then assessed the comparability of the acquired companies to the Company and selected those transactions that were deemed sufficiently comparable to the Company to derive a meaningful indication of value. The Company then calculated multiples of MVE to statutory capital and surplus.

The Company selected a range of MVE-to-statutory capital and surplus multiples based on a range of the average of the third quartile and the maximum to the maximum multiples observed for the benchmark transactions. This range of multiples was considered appropriate, as the applicable multiples relate to the three most recent benchmark transactions as of December 31, 2013, the latest of which occurred on June 3, 2013. The Company then applied this range of multiples to its financial results to arrive at an indicated range of the fair value of the Company of $160 million to $200 million.

Based on an analysis of both the Benchmark Company Method and the Benchmark Transaction Method, as well as the fact that the benchmark company multiples continued to increase since the most recent benchmark transaction date of June 3, 2013, the fair value of the total equity of the Company as of December 31, 2013 was estimated to be in the range of $180 million to $220 million.

Income Approach

In applying the Income Approach, the Company took the following four steps:

1.	The Company estimated future cash flows for a discrete projection period;

2.	The Company discounted these cash flows to present value at a rate of return that took into account the relative risk of achieving the cash flows and the time value of money;

3.	The Company estimated the residual value of cash flows subsequent to the discrete projection period; and

4.	The Company combined the present value of the residual cash flows with the discrete projection period cash flows to indicate the fair value of the business enterprise.

As a result of this analysis, the fair value of the total equity of the Company using the Income Approach was estimated to be in the range of $170 million to $210 million.

Blended Analysis

The methodology and procedures applied in the valuation of the total equity as of December 31, 2013 were identical to those applied in the October 31, 2013 valuation. Based on a

Jeffrey P. Riedler

May 2, 2014

blended analysis of the Market Approach and the Income Approach, the fair value of the total equity increased from a range of approximately $95 million to $105 million as of October 31, 2013, to a range of approximately $175 million to $215 million as of December 31, 2013. Consistent with the October 31, 2013 valuation, the ultimate valuation of the Company as of December 31, 2013 was based on the mid-point of the range ($195 million), resulting in a fair value per share of $22,815 as of December 31, 2013.

The increase in value resulting from the Market Approach was driven by the factors discussed in Part III above, including an increase in relevant multiples. The Income Approach resulted in a similar increase in valuation, primarily reflecting the impact of updated management projections. At December 31, 2013, management’s projections included higher expectations of Citizens depopulation transactions (based in part on the Company’s ability to effect such transactions during fourth quarter and to secure additional transactions for the first quarter of 2014), and a higher GAAP book value than the projections at October 31, 2013. The changes in management’s expectations also were driven by, among other things, more favorable reinsurance pricing and a substantial increase in the Company’s policy base, premiums and earnings potential between October 31, 2013 and December 31, 2013. In addition, the Company advises the Staff that because the December 31, 2013 analysis utilized a more aggressive forecast, the Company applied a higher discount rate in arriving at the final valuation.

Based on the foregoing, the Company believes the valuations at each of October 31, 2013 and December 31, 2013 are reasonable and valid estimates.

*    *    *

If you have any questions regarding any of the responses in this letter or the Registration Statement, please call me at (312) 558-5979.

Respectfully submitted,

/s/ Steven J. Gavin

Steven J. Gavin

Enclosures

cc:	Bruce Lucas
Karen A. Weber
Amy Reischauer
Kiera Nakada
Andrew Mew

EXHIBIT A

All information set forth below is as of December 31, 2013.

($ in thousands)

Company	Number of Policies In force	Gross Premiums Written	Total Assets	Percentage of Operations in Florida	GAAP Equity as a Percent of Total Equity	Statutory Surplus	Gross Premiums Written / Statutory Surplus
Heritage Insurance Holdings, LLC	127,784	$218,537	$281,978	100%	100%	$63,055	3.47
Universal Insurance Holdings Inc.	499,040	$783,894	$920,090	93%	83%	$161,803	4.84
United Insurance Holdings Corp.	202,454	$381,352	$441,230	91%	88%	$78,362	4.87
Federated National Holding Company	116,401	$243,400	$316,700	95%	100%	$78,889	3.09
HCI Group, Inc.	163,385	$319,102	$526,316	100%	56%	$116,889	2.73

Sources: SEC filings, Annual Statutory Statements, FLOIR